MAIL STOP 3628

      August 4, 2005

By Facsimile (202) 457-66482 and U.S. Mail

Daniel R. Blair, Secretary
Blair Corporation
220 Hickory Street
Warren, Pennsylvania 16366

Re:  	Blair Corporation
	Schedule TO-I
      Filed on July 20, 2005
	File No. 005-18609

Dear Mr. Blair:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I
General

1. Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. See Item 1004(a)(1)(xi) of egulation M-A.

Offer to Purchase
General

2. You disclose throughout your document that you "can terminate the offer in your sole discretion, subject to applicable law." Since you do not reference the occurrence of any listed offer condition, this language seems to inappropriately imply that you may terminate the offer at will, in your sole discretion, and for any reason. This implies an impermissible illusory offer. Please clarify the disclosure throughout your Offer to Purchase to make it clear that you terminate the offer only if one of the listed offer conditions is "triggered."

Section 2.  Purpose of the Tender Offer; Certain Effects of the
Tender Offer, page 13

3. You disclose that you intend to increase your per share amount of quarterly dividends to $0.30 per share subsequent to the "successful completion" of the tender offer and the close of the sale of Blair`s receivables portfolio. Please revise to describe what you consider a "successful completion" of this tender offer. For example, are you simply referring to an offer that closes, or one that is fully subscribed?

4. You disclose in this section that the company entered into standstill agreements in May 2005 with Loeb Partners Corp. and Santa Monica Opportunity Fund and their respective affiliates, pursuant to which those entities agreed to tender all common shares of Blair they hold into this offer. Please expand to provide more background about the events leading up to the standstill agreements, and how such events or agreements factored into the company`s decision to conduct this offer. For example, if this tender offer is the result of an agreement between the parties, this should be disclosed.

5. The disclosure in this section indicates that depending on their decision to participate in this offer (and whether there is pro ration due to oversubscription), "the tender offer may increase the proportionate holdings of certain other significant stockholders.. .. ." Please expand to identify or generally describe the "certain other significant stockholders" to which you refer, and their general holdings before this offer. Are you referring to The PNC Financial Services Group and Dimensional Fund Advisors, shown in the chart on page 36? For example, how many stockholders are you describing? What is each`s holding before the offer and how much could it increase if that shareholder elected not to participate (assuming a fully subscribed offer)?

Section 3. Procedures for Tendering Shares, page 17

6. Refer to the disclosure at the bottom of page 19 continuing onto page 20, where you state that you may waive any of the conditions to the offer as to "any particular shares or any particular stockholder." All offer terms must be the same as to all subject security holders. That means that you may not waive an offer condition as to particular shares or shareholders only. Please revise.

Section 7.  Conditions of the Offer, page 23

7. We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the rights described in this section will not be deemed a waiver of such rights and that each right will be deemed an ongoing right that may be asserted at any time and from time to time. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. In addition, please be aware that once you waive an offer condition, you may not "reassert" that condition without formally changing the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.

8. While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following are examples of offer conditions which we believe are problematic because of their breadth or lack of specificity; however, these examples are not intended to be an exhaustive, and we urge you to examine and revise this section generally:

*A number of your conditions refer to "threatened" actions. A tender offer may only be subject to conditions are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise your conditions to remove the reference to "threatened" as it is unclear how these actions could be objectively determined.

*Most of the offer conditions under the third bullet point have An excessive subjective element. We suggest that you these conditions to clarify that the company will make such determinations in its "reasonable discretion" or "reasonable judgment."

* Number (5) under the third bullet point in this section refers to circumstances that "could materially affect, the extension of credit by banks or other lending institutions in the United States." This condition appears to contain an excessive subjective element and should be revised appropriately. Revise to limit the subjectivity that may trigger this condition.

* The last bullet point references "any change or event . . .
that, in [y]our reasonable judgment, is or may be material to [you] or [y]our subsidiaries." This language appears to include both positive and negative effects on the business, and may be so broad as to render the offer illusory. Please revise.

9. As noted in our last comment above, all offer conditions must be outside of your control. Therefore, revise the language in the first paragraph of this section referring to "acts or omissions" of the company.

Section 9.  Source and Amount of Funds, page 26

10. You disclose that Blair will draw down from its credit facilities to purchase shares and cover expenses, in addition to using available cash. Please revise to disclose whether Blair is subject to any covenants or restrictions under its credit facilities. If so, please revise to describe the covenants and restrictions, including financial ratios, that Blair must comply with under its credit facility and explain whether it is compliant with them.
Also, revise to disclose the consequences if Blair is no longer in compliance with the covenants and restrictions at the expiration date.

Section 10.  Certain Information Concerning Blair, page 27

11. You disclose that Blair disclaims any current intention or obligation to update any forward-looking information related to its future performance, results of operations, anticipated fee revenue, pro forma cash earnings, or earnings per share calculated in accordance with generally accepted accounting principles. This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Section 13.  Certain United States Federal Income Tax
Consequences, page 39

12. Please revise to disclose that you have described the material, as opposed to certain, tax consequences of the offer. Further, please eliminate the statements appearing in the first and second paragraphs that the discussion is included "for general information" only. We believe this statement may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.

Section 14.  Extension of the Tender Offer - Election Form, page
43

13. We note that you refer to Rule 13d-4(e)(3) on page 43. It appears that this is a typographical error. Please revise or supplementally advise.

Letter of Transmittal

14. We note your request that the security holder acknowledge that they "understand" certain terms the offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Blair acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

     					Very truly yours,



     					Jeffrey B. Werbitt
					Attorney-Advisor
					Office of Mergers & Acquisitions


cc: 	John H. Vogel, Esquire
	Philip G. Feigen, Esquire
	Patton Boggs LLP
	2550 M Street, N.W.
	Washington, D.C. 20037